Green Canopy NODE, SPC



ANNUAL REPORT

27 South Hanford St.

Seattle, WA 98134

(206) 792-7280

https://www.greencanopynode.com/

This Annual Report is dated March 27, 2023.

BUSINESS

Green Canopy NODE, SPC ("Green Canopy NODE" or the "Company") is a vertically integrated construction technology firm, residential developer, and fund manager with a mission to build homes, relationships, and businesses to help regenerate communities and environments. The Company works in partnership with clients and investors to deliver high-performing, deep green, all-electric, and healthy homes. Green Canopy NODE intends to rapidly scale construction technology to lower building costs, shorten construction timelines, and help decarbonize the built environment. Leveraging its established real estate development platform, the Company is working to scale proprietary prefab products that are easily delivered and assembled on-site. The approach aims to make construction more sustainable, faster, and more efficient, thereby less costly. Green Canopy NODE's product solutions include Mechanical, Electrical, and Plumbing utility and Cross Laminated Timber (CLT) structural prefab solutions that are delivered as mods, sections, or flat-packed to sites.

Green Canopy NODE SPC wholly owns four subsidiaries: Green Canopy NODE Technologies, Green Canopy NODE Homes, Green Canopy NODE Design; and Green Canopy NODE Capital. Green Canopy NODE, SPC is the parent company where the shareholders and Board of Directors are. The four subsidiaries are the operating businesses. Green Canopy NODE Technologies is the research & development business focused on developing construction products, and it will eventually be a manufacturing business that is producing those products in a warehouse and shipping them to construction sites. Green Canopy NODE Homes is a general contractor/builder that offers construction development services to clients and real estate developers. Green Canopy NODE Design is an architecture firm providing design and architecture services to clients. Green Canopy NODE Capital is a real estate investment/development company, as well as the subsidiary that manages our related real estate funds.

Green Canopy NODE, SPC was originally incorporated as G2B Holdings, Inc in 2010, changed its name to Green Canopy, Inc in 2013, and later changed its name to Green Canopy NODE, SPC in October 2021.

Previous Offerings

Name: Series Seed Preferred Stock
Type of security sold: Equity
Final amount sold: $9,764,729
Number of Securities Sold: 111,321
Use of proceeds: Growth, construction tech R&D, cash flow
Date: October 21, 2021
Offering exemption relied upon: 506(b) + Reg CF (completed in separate periods, but the same class of stock)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $5,153,695.00
Number of Securities Sold: 81,332
Use of proceeds: Growth and cash flow
Date: July 23, 2019
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $14,537,278 compared to $14,482,173 in fiscal year 2022.

There are two primary reasons driving the decrease between the two years. The first is that in 2021 the Company received loan forgiveness for PPP loans in the amount of $1.22M.

The second reason for the difference is the impact of the pandemic. The lockdowns and shifts related to COVID significantly delayed project starts, which reduces the ability of the Company to provide services throughout 2021.

Cost of sales

Cost of Sales for fiscal year 2021 was $12,630,638 compared to $14,638,655 in fiscal year 2022.

Cost of Sales in 2022 was higher in 2021 primarily due to one general contracting project on which the Company generated a significant net loss. The net loss was primarily due to material and labor cost increases, which the Company had to absorb due to the nature of the contract with the customer.

Gross margins

Gross margins for fiscal year 2021 were $685,840 compared to -$156,482 in fiscal year 2022.

The negative gross margin in 2022 was largely driven by the project losses referenced above. Without such project, the Company would have generated positive gross margins of about 8.5%.

Expenses

Expenses for fiscal year 2020 were $3,429,552 compared to $6,040,700 in fiscal year 2021.

The primary driver for the cost increase in 2022 was significant spending in research and development of the Company's construction technology products. Such spending was in-line with budget and related to the raising of capital through the selling of Series Seed Preferred shares.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue in its development services division, while in the pre-production stage and pre-revenue in its construction technology products division. The historical financials and cash flows are largely the result of development services, while future financials and cash flows will increasingly depend on construction technology products. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of the growth of the construction technology division compared to development services. Past cash was primarily generated through real estate development and services along with shareholder investments.

Our goal is to double revenue in 2023 compared to 2022, and by 2024 have construction technology products reliably generating significant revenue and growing.

The financial report included within is created by management for the expressed purpose of the Form C-AR related to the StartEngine crowdfunding campaign. As stated in the notes of the financial statements, the statements include some estimates and actual performance may be different.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $1,184,956.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Private Shareholders
Amount Owed: $591,660.00
Interest Rate: 10.0%
Maturity Date: August 15, 2024
Maturity date: 12/31/23 on $500,000; 8/15/24 on $91,660. Both shareholders have been lenders for many years and are anticipated to extend their maturity dates in needed and requested by the Company

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Aaron Fairchild

Aaron Fairchild's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-CEO
Dates of Service: February, 2010 - Present
Responsibilities: Strategic direction of the firm; establishing and curating a vibrant culture. Currently takes a salary of $249,000 a year.

Position: Board Director
Dates of Service: February, 2010 - Present
Responsibilities: Sustained growth of corporate enterprise value toward an anticipated liquidity event for shareholders

Other business experience in the past three years:

Employer: Nehemiah Initiative Seattle
Title: Board Director
Dates of Service: May, 2019 - Present
Responsibilities: Board participation

Other business experience in the past three years:

Employer: Enhabit
Title: Board Director
Dates of Service: May, 2017 - January, 2022
Responsibilities: Board participant

Name: Andy Wolverton

Andy Wolverton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO
Dates of Service: March, 2015 - Present
Responsibilities: Establishing and operating the Company's overall financial plans, policies and reporting. Proper execution, administration and management of fund management activities of the firm. Currently takes a salary of $235,000 a year.

Name: Bec Wilder (formerly Chapin)

Bec Wilder's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-CEO
Dates of Service: October, 2021 - Present
Responsibilities: Strategic direction of the firm; establishing and curating a vibrant culture. Currently takes a salary of $249,000 a year.

Position: Board Director
Dates of Service: October, 2021 - Present
Responsibilities: Strategic planning and oversight

Other business experience in the past three years:

Employer: NODE Eco, Inc. (acquired by GCN, SPC)
Title: COO + CEO
Dates of Service: April, 2017 - October, 2021
Responsibilities: Strategic direction of the firm

Name: Sam Lai

Sam Lai's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CDO
Dates of Service: February, 2010 - Present
Responsibilities: Oversight of real estate development strategies including business development, fund management, real estate underwriting, architectural programming, product development and go-to-market strategy. Currently takes a salary of $224,000 a year.

Position: Board Director
Dates of Service: February, 2010 - Present
Responsibilities: Strategic planning and oversight

Other business experience in the past three years:

Employer: Rainier Valley Community Development Fund
Title: Board Director
Dates of Service: April, 2020 - Present
Responsibilities: Board Director and participant on the loan approval committee

Other business experience in the past three years:

Employer: WholeTrees Structures
Title: Board Director
Dates of Service: January, 2019 - Present
Responsibilities: Board Director and supporting management on strategic thinking and initiatives

Name: Susan Fairchild

Susan Fairchild's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CMO
Dates of Service: December, 2021 - Present
Responsibilities: Strategic direction for Green Canopy NODE's brand, marketing strategies; manage collaborative impact management, measurement, and reporting process; and lead investor relations. Currently takes a salary of $216,500 a year.

Name: Donald Bunnell

Donald Bunnell's current primary role is with Swank Guide, LLC. Donald Bunnell currently services full time hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director
Dates of Service: October, 2021 - Present
Responsibilities: strategic and fiscal oversight of the Company. Currently does not take a salary. Equity earnings are 1,000 per year.

Other business experience in the past three years:

Employer: NODE Eco, Inc. (acquired by GCN, SPC)
Title: Co-Founder & CRO
Dates of Service: January, 2016 - October, 2021
Responsibilities: Strategy and organization

Other business experience in the past three years:

Employer: Swank Guide, LLC
Title: Founder
Dates of Service: November, 2022 - Present
Responsibilities: Manage day to day of business

Name: Peter Orser

Peter Orser's current primary role is with Beazer Homes. Peter Orser currently services 5 hours/month hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board
Dates of Service: August, 2018 - Present
Responsibilities: Lead the Board in its strategic and fiscal oversight of the Company. Currently does not take a salary. Earns 1,250 options per year.

Other business experience in the past three years:

Employer: Beazer Homes
Title: Board Member
Dates of Service: February, 2016 - Present
Responsibilities: Strategies and board meetings.

Other business experience in the past three years:

Employer: Seabrook Resort Community
Title: Strategic Advisor
Dates of Service: May, 2016 - Present
Responsibilities: Strategies and board meetings.

Other business experience in the past three years:

Employer: Runstad Department for Real Estate Studies
Title: Advisory Board Member
Dates of Service: January, 2012 - Present
Responsibilities: Strategies and board meetings.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Raleigh Scholls Apartments, Inc. (Brad Wolverton is the primary shareholder of Raleigh Scholls Apartments, Inc.)
Amount and nature of Beneficial ownership: 53,108
Percent of class: 10.638

RELATED PARTY TRANSACTIONS

Name of Entity: Cedar Fund, LP
Names of 20% owners: N/A
Relationship to Company: Real estate fund managed by the Company
Nature / amount of interest in the transaction: The Cedar Fund is a client of the Company for development services.
Material Terms: Cedar Fund pays the Company not more than a 10% fee on design and/or construction development services contracts

Name of Entity: GB Investments, LLC
Names of 20% owners: Private shareholders
Relationship to Company: Owned by shareholders of the Company
Nature / amount of interest in the transaction: GB Investments, LLC is a client of the Company for development services.
Material Terms: GB Investments pays the Company fees for design and/or construction development services contracts.

Name of Entity: Bainbridge 14, LLC
Names of 20% owners: Cedar Fund, LP
Relationship to Company: Cedar Fund, LP is a related party (see above)
Nature / amount of interest in the transaction: Bainbridge 14, LLC is a client of the Company for development services.
Material Terms: Bainbridge 14 pays the Company fees for design and/or construction development services contracts.

Name of Entity: GCH 515 Howe, LLC
Names of 20% owners: Cedar Fund, LP
Relationship to Company: Cedar Fund, LP is a related party (see above)
Nature / amount of interest in the transaction: GCH 515 Howe, LLC is a client of the Company for development services.
Material Terms: GCH 515 Howe pays the Company fees for design and/or construction development services contracts.

Name of Entity: Donald P. Bunnell
Relationship to Company: Director
Nature / amount of interest in the transaction: Mr. Bunnell is the lender, and is making interest income on the loan.
Material Terms: 2-year loan, 4% interest rate, monthly payments starting in month 13.

Name of Entity: JD Du Wors, Inc.
Names of 20% owners: John Du Wors
Relationship to Company: shareholder, co-founder and former Director
Nature / amount of interest in the transaction: JD Du Wors is the lender generating interest income. $500,000 maximum amount.
Material Terms: unsecured rolling line of credit. 10% interest rate. current maturity is 12/31/22, and is anticipated to be extended.

OUR SECURITIES

The company has authorized Common Stock, and Series Seed Preferred Stock.

Common Stock

The amount of security authorized is 1,500,000 with a total of 474,999 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis, 586,320 shares, includes 474,999 shares of Common Stock (which includes 391,937 shares of Common Stock, 9,468 shares to be issued pursuant to outstanding warrants, 63,273 shares to be issued pursuant to stock options issued and 10,321 shares to be issued pursuant to stock options, reserved but unissued) and 111,321 shares of Series Seed Preferred Stock.

Please see the Company's Seventh and Restated Articles of Incorp. and Third Amended and Restated Shareholder Agreement attached as Exhibit F, for complete information on rights of securities.

Series Seed Preferred Stock

The amount of security authorized is 150,000 with a total of 111,321 outstanding.

Voting Rights

Each holder of Series Seed Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder could be converted as of the record date.

Material Rights

The total number of shares outstanding on a fully diluted basis, 586,320 shares, includes 474,999 shares of Common Stock (which includes 391,937 shares of Common Stock, 9,468 shares to be issued pursuant to outstanding warrants, 63,273 shares to be issued pursuant to stock options issued and 10,321 shares to be issued pursuant to stock options, reserved but unissued) and 111,321 shares of Series Seed Preferred Stock.

Please see the Company's Seventh and Restated Articles of Incorp. and Third Amended and Restated Shareholder Agreement attached as Exhibit F, for complete information on rights of securities.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series Seed Preferred should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Series Seed Preferred purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Series Seed Preferred Shares in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow in line with its plans, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our construction technology products. Delays or cost overruns in the development of our construction technology products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Series Seed Preferred that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Risk of Construction Technology Clients Part of the Company's growth plan includes scaling and selling construction technology products outside of the Company's existing pipeline. Should other developers and/or builders elect not to purchase such products from the Company, the Company's growth plans could be affected. Real Estate Market Risk Investing in or participating in segments of the broader real estate market can subject the Company to risks related to real estate. Such risks include, but are not limited to, interest rate adjustments, inflation, limited availability of labor, disruption to supply chains, and/or acts of God. While the Company's products and offerings are intended, in part, to address such potential risks, none of the risks can be eliminated.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 27, 2023.

Green Canopy NODE, SPC

By /s/ *Bec Wilder*

Name: <u>Green Canopy NODE, SCP</u>

Title: Co-CEO and Board Director

Exhibit A

FINANCIAL STATEMENTS

DocuSign Envelope ID: 24DF9249-61C4-4E21-9658-F22645D9E1C0



I, _____Bec Wilder (Chapin)__ , the _____Co-CEO_____ of Green Canopy NODE, SPC, hereby certify that the financial statements of Green Canopy NODE, SPC and notes thereto for the periods ending 2021 and 2022 included in this Form CAR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022, Green Canopy NODE, SPC has not yet filed its federal tax return.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _____3/26/2023_____ (Date of Execution).

DocuSigned by:

Bec Wilder

EC7D3B1F521449C...

_____ (Signature)

Co-CEO

_____ (Title)

3/26/2023

_____ (Date)

DocuSign Envelope ID: 24DF9249-61C4-4E21-9658-F22645D9E1C0



Green Canopy NODE, SPC

Financial Statements
(management-prepared and unaudited)

As of and for the years ended
December 31, 2021 and 2022



DocuSign Envelope ID: 24DF9249-61C4-4E21-9658-F22645D9E1C0



Green Canopy NODE, SPC

Index to Financial Statements
(management-prepared and unaudited)



DocuSign Envelope ID: 24DF9249-61C4-4E21-9658-F22645D9E1C0




Green Canopy NODE, SPC
Consolidated Balance Sheets
December 31, 2021 and 2022
(management-prepared and unaudited)


ASSETS

		2022	2021
Current Assets			
Cash and cash equivalents		1,184,956	5,990,250
Accounts receivable, net	*	1,185,937	3,774,799
Inventory		52,715	5,500
Work in progress		0	0
Prepaid expenses and other current assets		42,953	177,097
Total Current Assets		2,466,561	9,947,646
Property and Equipment			
Property and equipment, net		879,136	27,553
Other Asset			
Investments		278,276	255,232
Deposits		4,395	7,395
Total Other Assets		282,671	262,627
Total Assets		$ 3,628,368	$ 10,237,826

LIABILITIES AND SHAREHOLDERS' EQUITY

		2022	2021
Current Liabilities			
Accounts payable, net	*	1,069,421	1,697,557
Accrued expenses		202,537	16,928
Working capital loans	*	500,000	750,000
Deposits		3,300	3,000
Notes payable - current portion	*	91,660	1,460
Total Current Liabilities		1,866,918	2,468,945
Long-Term Liabilities			
Warrant liability		693,247	693,247
Notes payable - related parties		0	110,000
Notes payable		0	0
Total Long-Term Liabilities		693,247	803,247
Total Liabilities		2,560,165	3,272,192
Long-Term Liabilities			
Preferred Stock		9,764,729	9,641,229
Common Stock		16,573,074	16,573,074
Additional paid-in capital		1,377,142	1,146,051
Accumulated deficit		(26,646,742)	(20,394,720)
Total Shareholders' Equity		1,068,203	6,965,634
Total Liabilities and Shareholders' Equity		$ 3,628,368	$ 10,237,826

DocuSign Envelope ID: 24DF9249-61C4-4E21-9658-F22645D9E1C0



Green Canopy NODE, SPC
Consolidated Statements of Income
December 31, 2021 and 2022
(management-prepared and unaudited)

		2022	2021
Revenues	$	**14,482,173** $	**13,316,478**
Cost of Goods Sold		**14,638,655**	**12,630,638**
Gross Profit		**(156,482)**	**685,840**
Operating Expenses			
Depreciation expense	*	14,316	14,316
General and administrative	*	4,446,966	2,924,663
Research and development		1,244,373	0
Professional fees		214,291	472,431
Sales and marketing		120,754	18,142
Total Operating Expenses		**6,040,700**	**3,429,552**
Net Operating Loss		**(6,197,182)**	**(2,743,712)**
Other Income / (Expenses)			
Forgiveness of SBA PPP loan		0	1,220,800
Interest expense		(54,840)	(191,706)
Total Other Income / (Expenses)		**(54,840)**	**1,029,094**
Net Loss	$	**(6,252,022)** $	**(1,714,618)**



Green Canopy NODE, SPC
Consolidated Statements of Equity
December 31, 2021 and 2022
(management-prepared and unaudited)

		Shares		Amount	Shares		Amount		Additional Paid-In Capital	SAFE Obligations		Retained Earnings (Accumulated Deficit)		Total
Beginning Balance, January 1, 2021			$	-	265,700	$	12,131,321	$	956,982	1,834,490	$	(18,680,102)	$	(3,757,309)
Issuance of Stock		109,813		9,641,229	124,009		4,441,753			(1,834,490)			$	12,248,492
Vesting Stock Options									189,069				$	189,069
Net Loss												(1,714,618)	$	(1,714,618)
Ending Balance, December 31, 2021		109,813	$	9,641,229	389,709	$	16,573,074	$	1,146,051	$	-	$	(20,394,720)	$	6,965,634
Issuance (reduction) of Stock	*	1,508		123,500	(1,785)								$	123,500
Vesting Stock Options	*								231,091				$	231,091
Net Loss												(6,252,022)	$	(6,252,022)
Ending Balance, December 31, 2022		**111,321**	$	**9,764,729**	**387,924**	$	**16,573,074**	$	**1,377,142**	$	**-**	$	**(26,646,742)**	$	**1,068,203**

DocuSign Envelope ID: 24DF9249-61C4-4E21-9658-F22645D9E1C0



Green Canopy NODE, SPC
Consolidated Statements of Cash Flows
December 31, 2021 and 2022
(management-prepared and unaudited)

		2022	2021
Cash Flows from Operating Activities			
Net Loss		(6,252,022)	(1,714,618)
Adjustments to reconcile net loss to net cash			
from operating activities:			
Depreciation Expense	*	14,316	14,316
Stock Compensation Expense	*	231,091	189,069
Issuance of Warrant		0	693,247
Forgiveness of SBA PP loan		0	(1,220,800)
(Increase) / Decrease in assets:			
Accounts receivable		2,588,862	(3,096,239)
Work in Progress		0	1,571,127
Prepaid Expenses and other current assets		134,144	(78,608)
Inventory		(47,215)	0
Deposits		3,000	4,000
Increase / (Decrease) in liabilities:			
Accounts Payable		(628,136)	825,079
Accrued Expenses		185,609	(29,968)
Deposits		300	(10,000)
Cash Provided By (Used For) Operating Activities		**(3,770,051)**	**(2,853,395)**
Cash Flows from Investing Activites			
Cash provided by (used for) investments		(23,044)	669,016
Cash used for fixed assets		(865,899)	(19,546)
Cash Provided By (Used For) Investing Activites		**(888,943)**	**649,470**
Cash Flows from Financing Activites			
Draws / (repayment) on working capital loans	*	(250,000)	(3,000,000)
Issuance of SBA PPP loan		0	520,400
Issuance of stock and conversion/merger		123,500	11,716,732
Repayment of notes payable		(19,800)	(2,086,140)
Cash Provided By (Used For) Financing Activites		**(146,300)**	**7,150,992**
Net Increase (Decrease) in Cash		**(4,805,294)**	**4,947,067**
Cash at Beginning of Year		**5,990,250**	**1,043,183**
Cash at End of Year	$	**1,184,956** $	**5,990,250**
Cash Paid During the Year For:			
Interest		54,840	191,706
Income Taxes		0	0

DocuSign Envelope ID: 24DF9249-61C4-4E21-9658-F22645D9E1C0



Green Canopy NODE, SPC
Notes to the Consolidated Financial Statements
December 31, 2021 and 2022

1. Summary

   These consolidated financial statements have been prepared to present the financial position and results of operations of Green Canopy NODE, SPC and its four wholly-owned subsidiaries. Green Canopy NODE Homes, LLC is a general contractor operating in Washington and Oregon. Green Canopy NODE Design, LLC is an architecture and design firm operating primarily in Washington. Green Canopy NODE Technologies, Inc is primarily involved in research and development of construction technology products, methods and materials. Green Canopy NODE Capital, LLC is a property owner, developer and fund manager. The company operates on a December 31st year-end.

   The Company's mission is to build homes, relationships and business that help regenerate communities and environments, and its vision is to provide assembly kits to developers, transforming builders into assemblers.

   These consolidated financial statements are management-prepared to the best of management's ability. This requires the use of management's estimates, which are subjective in nature and involve judgements that affect the reported amounts herein. Actual results could differ from those estimates.

2. Accounts Receivable and Payable, Net

   Accounts Receivable and Payable are recorded when billed/invoiced and are expected to be settled in cash after the period ends. Accounts Receivable and Payable are reported as the net figures, without internal receivables/payables between the subsidiary entities.

3. Working Capital Loans

   The Company has outstanding working capital loan agreements with related parties who are also shareholders of the Company. One working capital agreement ended 2022 with an outstanding balance of $500,000 and the other at $0. The available loan agreements are at borrowed at 10% and 11.5%, respectively.

DocuSign Envelope ID: 24DF9249-61C4-4E21-9658-F22645D9E1C0



4. Notes Payable – Current

   Since inception, related parties have provided loans to the Company. The Company ended 2022 with only one such loan outstanding, which is being paid down monthly and should be fully repaid before the end of 2023.

5. Depreciation Expense

   The Company's tax CPA firm maintains the official record of depreciation and amortization and calculates such amounts during the annual federal tax filing of the Company. As the Company expects to extend its 2022 filing, the official depreciation expense is not yet calculated. The amount reflected as depreciation expense within these consolidated financial statements is management's best-guess of the amount and may change following the completion of the tax return. Management expects that any such adjustment should be immaterial.

6. G&A and Vesting Stock Options

   The representation of stock compensation expense is management's best estimate only, based on the options that vested during 2022. Such expense is included within the general and administrative line item of the income statement. However, such calculation by management may involve estimates and was not completed by a third-party.

7. Reduction of Common Stock

   The reduction of Common Stock within the statement of cash flow was related to the reduction of one Executive's share holdings and did not involve any exchange of cash. Such reduction was acknowledged and approved by the Board.

CERTIFICATION

I, Bec Wilder, Principal Executive Officer of Green Canopy NODE, SPC, hereby certify that the financial statements of Green Canopy NODE, SPC included in this Report are true and complete in all material respects.

Bec Wilder

Co-CEO and Board Director